# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cyclacel Pharmaceuticals, Inc., CIK 0001130166
CUSIP: 23254L801
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 CONNELL DRIVE, SUITE 1500, BERKELEY HEIGHTS, New Jersey (NJ), 07922
Date of event which requires filing of this statement: 08/05/2025
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers, Winston Churchill, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Cyclacel Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 200 CONNELL DRIVE, SUITE 1500, BERKELEY HEIGHTS, New Jersey (NJ), 07922
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. As a result of the transactions described herein, the filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 2. Identity and Background
Name of person filing:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares owned by the Reporting Person is based upon 1,583,965 shares of Common Stock outstanding as of July 10, 2025, as reported in the Issuer's Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission on July 30, 2025.

As of the close of business on August 5, 2025, the Reporting Person did not beneficially own any Shares.

Percentage: 0%
Residence or business address:
Item 5(b) is hereby amended and restated as follows:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
Present principal occupation or employment:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in more detail in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in the Securities

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (08/08/2025)